Exhibit 12.1

SAFEWAY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Fiscal Year
	52 Weeks 2006	52 Weeks 2005	52 Weeks 2004	53 Weeks 2003	52 Weeks 2002
Income before income taxes and cumulative effect of accounting change	$1,240.0	$849.0	$793.9	$141.1	$532.3
Add interest expense	396.1	402.6	411.2	442.4	430.8
Add interest on rental expense (a)	256.0	256.7	258.2	258.6	257.6
(Less) add equity in (earnings) losses of unconsolidated affiliates, net	(21.1)	(15.8)	(12.6)	7.1	0.2
Less minority interest in subsidiary	(4.1)	(8.5)	(10.1)	(10.4)	(5.5)

Earnings	$1,866.9	$1,484.0	$1,440.6	$838.8	$1,215.4

Interest expense	$396.1	$402.6	$411.2	$442.4	$430.8
Add capitalized interest	15.8	16.0	19.7	21.9	31.0
Add interest on rental expense (a)	256.0	256.7	258.2	258.6	257.6

Fixed charges	$667.9	$675.3	$689.1	$722.9	$719.4

Ratio of earnings to fixed charges	2.80	2.20	2.09	1.16	1.69

(a)	Based on a 10% discount factor on the estimated present value of future operating lease payments.